FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC. AND HUT 8 CORP.

The following is a partial transcript of an interview made available by Public Key on Podbean on October 2, 2023.

Episode 76: Bitcoin Mining and Data Centre Innovations

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Interviewer: "What's the strategy with Bitcoin on the balance sheet? Like are you holding forever as some of the folks in the community might claim to be? Or is there a more active trading strategy behind that?”

Jaime Leverton: "This is something we're constantly looking at. I have no intention to sell down our Bitcoin stack. At present we are selling monthly production to fund operations as we're going through a merger, which I'm very, very hopeful will ultimately get final shareholder and regulatory approvals in the next few weeks. And I'm happy to talk a little bit about what that will look like and what how it will be on the other side, assuming that transaction is ultimately approved and successful. So our view in the bull market, one of the things we were doing with the stock of Bitcoin that we had on our balance sheet was actually putting it to work. So we had strategic relationships with both Galaxy and Genesis and we were using a portion of our Bitcoin stock to generate a fiat based yield. And now ultimately when market conditions turned and there was a lot of pain and noise in the industry, we pulled that back. So, so that all of our Bitcoin would be in custody and wouldn't have any direct market exposure. But then over the past nine months, as we as we really wanted to be able to enter into the right types of growth opportunities, including the merger we're working through with USBTC, having that much Bitcoin on balance sheet gives us a lot of optionality to grow the business because ultimately it serves as a great currency to put towards growth…"

Interviewer: “That's exciting. I mean, it's such a diversified business. Talk about what's going on with the merger. I think this is a pretty exciting development for Hut.”

Jaime Leverton: “I couldn't be more pleased. So we were vocal with our intention to continue looking for inorganic growth opportunities, the first one being the transaction that we closed to buy the TeraGo data center assets at the end of January ‘22. And then we continue to look for the right opportunity to grow further. And really, I think one of the most important things that I was looking for in a strategic partnership like this was I think cultural fit is incredibly important. The USBTC team, really great group of entrepreneurs young, positive, hungry. They had also been able to capitalize on some amazing growth opportunities during the bear market and really grow their business out in a meaningful way. I was looking for an opportunity to get geographic diversification. As I mentioned, we're entirely Canadian based from an operational perspective, and USBTC is entirely U.S. based. So their assets are in Texas, Nebraska and Niagara Falls, and then their corporate team is based in Miami. So very synergistic. There's really no overlap as far as where we're positioned on the map. And they had also embarked on a diversified approach. So they have three primary business lines. They do self mining of Bitcoin, they also do hosting. And then they built out a category called managed infrastructure operations, where they take their team and their purpose built in-house software and they actually go to other people's sites and manage Bitcoin mining operations for them. And so that really provides two product lines that are forward based cash flows. One, that's Bitcoin based in the mining and different levels of capital intensity. So self mining of Bitcoin is the most capital intensive in that you have to build and pay for all of the infrastructure as well as the miners themselves, the hosting side of the business, much less capital intensive in that you only have to put capital towards the infrastructure and the clients you're hosting bring the miners. And then with respect to the managed infrastructure operations, really no capital intensity. It's software and labor. So that gives us when we think about ultimately if we're successful in the merger of these businesses coming together, we have three different primary fiat based revenue lines. We also have a repair business where we repair third parties, mining equipment, and there's a fiat based revenue component to that. And then we've got obviously the self mining side of our business. So and my data center business. So as these things all come together, it allows us to be very opportunistic in when and how we deploy capital based on what we're seeing in the markets in which we participate. Obviously, one of the things we would like to be able to avoid and are lucky too, that we historically have been you don't want to be deploying capital into mining equipment in the peak bull market. We saw a lot of people in the last cycle deploying significant amounts of capital into machines that were trading at $100, north of $100, per share of hash. When the real market price is more like high teens, low twenties for that equipment. So having the optionality to allow us to flex in and out of segments based on where we think the right deployment of capital exists or makes the most sense is One of the things I really, really like about our business and is incredibly differentiated from anyone else in this space.”

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Cautionary Note Regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to the expected outcomes of the Transaction, the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, USBTC stockholder approvals, stock exchange approvals and satisfaction of other closing conditions.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 9, 2023, and Hut 8’s other continuous disclosure documents which are available on the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Additional Information About the Transaction and Where to Find It

In connection with the Transaction of Hut 8 and USBTC, that, if completed, would result in Hut 8 Corp. (“New Hut”) becoming a new public company, New Hut has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (the “SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about USBTC, Hut 8, New Hut and the Transaction. New Hut also has, and will, file other documents regarding the Transaction with the SEC. This press release is not a substitute for the Form S-4 or any other documents that may be sent to Hut’s shareholders or USBTC’s stockholders in connection with the Transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.